CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT

January 31, 2008

OTC.BB (US): CBTGF

CIBT Expands to 41st Location Globally

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business & Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Taiyuan City Vocational College (TCVC) in Taiyuan City, China. This new CIBT center will deliver vocational and business management programs offered by CIBT School of Business Sprott-Shaw Community College and Sprott-Shaw International Language College, also part of the CIBT Education Group of Companies. Programs planned for this location include: hotel management, healthcare management, business management, and professional English and Medical English training.

Taiyuan City is home to the Taiyuan Iron and Steel Company, the world’s largest stainless steel producer.  Other key industries in the region include natural resources mining, robotics, and chemical production.  In 2006, the city had a population of 3.4 million and a GDP of US$14 billion.

About Taiyuan City Vocational College (TCVC):

Taiyuan City Vocational College was created following the amalgamation of three colleges: Taiyuan Economics and Management College, Taiyuan Industrial Economics School, and Taiyuan City Construction School.  With a faculty base of 250 members providing instruction to over 4500 students, TCVC offers a variety of programs including finance, accounting, economics, administration management, and computer science.  TCVC is a registered institution with the Shanxi Provincial Government, as well as with the Chinese Ministry of Education.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 41 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

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